Exhibit 12.1

SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands)
Fixed charges:
Interest expense, other	$39,468	$33,261	$40,810	$41,480	$42,436	$31,277	$34,445
Rent expense (interest factor)	13,958	16,476	18,853	21,901	26,217	19,245	22,636

Total fixed charges	53,426	49,737	59,663	63,381	68,653	50,522	57,081

Income from continuing operations before income taxes and cummulative effect of change in accounting principle	108,229	130,397	172,564	129,440	150,461	117,319	123,200

Income from continuing operations before income taxes and cummulative effect of change in accounting principle & fixed charges	$161,655	$180,134	$232,227	$192,821	$219,114	$167,841	$180,281

Ratio of earnings to fixed charges	3.0x	3.6x	3.9x	3.0x	3.2x	3.3x	3.2x

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